SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at March 6, 2007

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer
Date: March 6, 2007

* Print the name and title of the signing officer under his signature.

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ROCKWELL VENTURES INC. 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.rockwellventures.com TSX-V: RVI OTCBB: RVINF	TRANS HEX GROUP Limited 90 V oortrekker Road Parow, Cape Town South Africa JSE: TSX NSX: THX
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CONDITIONAL AGREEMENT REACHED FOR ROCKWELL TO ACQUIRE
TRANS HEX'S MIDDLE ORANGE OPERATIONS IN SOUTH AFRICA

March 6, 2007 - Trans Hex Group ("Trans Hex") and Rockwell Ventures Inc. ("Rockwell") announce the conclusion of a conditional agreement ("Sale Agreement") on March 2 2007.
Pursuant to the terms of the Sale Agreement, the whole of the diamond-related prospecting, exploration, mining, recovery and treatment operations conducted by the Trans Hex together with Mvela Exploration (Pty) Limited (which is jointly held by Mvela Resources and Trans Hex) in respect of the Saxendrift and Niewejaarskraal Mines, as well as certain associated prospecting projects located between Douglas and Prieska in the Middle Orange River region of the Northern Cape Province (collectively, "the Middle Orange Operations"), will be acquired by Rockwell's wholly owned South African subsidiary,
Rockwell Resources RSA (Proprietary) Limited ("Rockwell SA").

The transaction is structured on the basis of an antecedent acquisition of the Middle Orange Operations on a going concern basis by Saxendrift Mine (Pty) Limited ("Saxendrift SPV"), a wholly-owned subsidiary of Trans Hex Diamante Limited ("Diamante"), followed by the acquisition by Rockwell from Diamante of the shares in Saxendrift SPV. Trans Hex shareholders should note that the transaction constitutes a category 3 transaction in terms of the JSE Listings Requirements, such that this announcement is for information purposes only and no action is required by them.

Details and terms of the transaction

Trans Hex, a South African corporation listed on the JSE and Namibian stock exchanges, is a leader in the exploration, production and marketing of high quality alluvial diamonds from both land and sea operations.
Rockwell SA is a wholly-owned subsidiary of Rockwell, a public company incorporated under the company laws of Canada and listed on the TSX Venture Exchange. Rockwell holds 51% of H C van Wyk Diamonds (Proprietary) Limited ("H C van Wyk") and Klipdam Diamond Mining Limited. H C van Wyk is a well-established, Northern Cape-based alluvial diamond miner, operating at the Holpan-Klipdan property, north of Kimberley, and at the Wouterspan property, which is situated across the Orange River from the Saxendrift Mine. Rockwell is currently also in the process of increasing its interest in HC Van Wyk by a further 23%, with the balance of the equity for a black economic empowerment partner. Rockwell's other interests in alluvial diamond properties include the Galputs Project in Namaqualand in South Africa and the Kwango River Project in the Democratic Republic of Congo.
No finder's fee will be payable by Rockwell or its affiliates in connection with the transaction.

The purchase consideration

The purchase consideration payable for the Middle Orange Operations is R100,410,000 (C$15.9 million, as of today's exchange rate) inclusive of value added tax, and is payable in cash. The purchase consideration is subject to certain adjustments depending on the particular combination of assets acquired.

The effective date and warranties

Subject to the Sale Agreement becoming unconditional and being implemented, ownership of, and the risk in and benefit to, the Middle Orange Operations, will be deemed to have transferred to Rockwell with effect from April 2, 2007 ("the effective date"). The transaction is subject to warranties that are normal for a transaction of this nature.

Rationale for the transaction

In its Interim Financials published in November 2005 Trans Hex announced that it had taken a strategic decision to disinvest from the Middle Orange Operations and to focus on other areas of operation. Trans Hex is of the view that the Middle Orange Operations can still be mined profitably by a lower-cost producer. Therefore divesting of these assets makes logical sense in order to allow Trans Hex to focus on the development of its flagship operations and on new acquisitions. Rockwell's Wouterspan operation is located near to the Middle Orange Operations. Thus there is an excellent immediate opportunity for Rockwell to take advantage of economies of scale between Saxendrift and Wouterspan, and to assess and integrate the other projects over the longer term.

Conditions precedent to the transaction

The implementation of the Sale Agreement is subject to fulfillment of certain conditions precedent including, among others:

-        The unconditional approval of South Africa's Competition Commission (or if such approval is subject to conditions, such conditions being acceptable to          Trans Hex and Rockwell);
-        All requisite consents by South Africa's Minister of Minerals and Energy to the cession and transfer of the underlying mining and prospecting rights                   pertaining to the Middle Orange Operations to Saxendrift SPV and the acquisition by Rockwell of the shares in Saxendrift SPV;
-        Satisfactory provision by Rockwell of certain financial undertakings;
-        To the extent required, the approval of the TSX Venture Exchange;
-        Completion by Rockwell to its satisfaction of a mineral tenements due diligence investigation; and
-        The audited balance sheet of Saxendrift SPV as at the effective date meeting specified criteria.

Fulfillment of some of the conditions precedent may be waived, or the date specified for their fulfillment extended, in certain limited circumstances.

John Bristow President and COO Rockwell Ventures Inc .	Llewellyn Delport President and CEO Trans Hex Group
For further details :
Investor Services 604-684-6365 1-800-667-2114 (in North America) www.rockwellventures.com

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each company expects are forward-looking statements. Although the Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and Rockwell's home jurisdiction filings that are available at www.sedar.com.